U.S. SECURITIES AND EXCHANGE COMMISSION

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person
   Kikis        Peter        T.
   (Last)       (First)      (Middle)

   c/o Command Security Corporation
   Lexington Park, Route 55
                (Street)

   Lagrangeville, NY    12540
   (City)    (State)    (Zip)


2. Issuer Name and Ticker or Trading Symbol
   Command Security Corporation   CMMD

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
   11/99


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)
   __X__ Director                      _____ 10% Owner
   _____ Officer (give title below)    _____ Other (specify below)


Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned


1. Title of Security (Instr. 3)
   Common
   Common
   Common
   Common


2. Transaction Date
   (M/D/Y)
   11/11/99
   11/12/99
   11/16/99
   11/16/99


3. Transaction Code
   (Instr. 8)
   Code
   P
   P
   P
   P


4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A) or (D)       Price
   10,000        (A)              $1.031
    5,000        (A)              $1.031
    7,000        (A)              $1.00
    5,000        (A)              $1.00


5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 229,000
   229,000
   229,000
   229,000


6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
   D
   D
   D
   D


7. Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


 1. Title Derivative Security (Instr. 3)
    Warrants
    Conv. Preferred

 2. Conversion or Exercise Price Of Derivative Security
    $1.875
    $1.65


 3. Transaction Date M/D/Y


 4. Transaction Code (Inst. 8)


 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)


 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercised     Expiration Date
    immed.             9/30/01
    immed.             none


 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                    Amount or Number of Shares


 8. Price of Derivative Security (Instr. 5)


 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
    150,000
    108,832


10. Ownership Form of Derivative Security: Direct (D) Indirect (I) (Instr.4)
    (D)
    (D)


11. Nature of Indirect Beneficial Ownership (Instr.4)


Explanation of Responses:


/s/ Peter T. Kikis                        December 7, 1999
-------------------------------           ------------------
**Signature of Reporting Person           Date

** Intentional misstatements or omissions of fact constitute Federal criminal violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.